Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations	+1 (630) 887-3745
CNH Corporate Communications	+1 (630) 887-3823

CNH Board of Directors Approves Merger Plan and Announces Proposals to 2013 Annual General Meeting of Shareholders

BURR RIDGE, IL — (February 25, 2013) — The Board of Directors of CNH Global N.V. (NYSE:CNH) met February 25, 2013, and approved the merger plan with respect to the merger of CNH Global N.V. (“CNH”) with and into a NewCo (“NewCo”), a subsidiary of Fiat Industrial S.p.A. incorporated under the laws of the Netherlands (the “CNH Merger”). In addition, the Board agreed on recommendations for the company’s 2013 Annual General Meeting of shareholders. The Board has set the general meeting date as April 5, 2013.

The terms of the plan related to the CNH Merger are fully consistent with the terms of the Merger Agreement executed on November 25, 2012, and previously disclosed to the market. Upon completion of the CNH Merger, the shareholders of CNH (other than Fiat Netherlands Holding N.V.) will receive 3.828 common shares of NewCo for each share of CNH which they own. The effectiveness of the CNH Merger is subject to the satisfaction of a number of conditions precedent, including the approval by the shareholders of CNH and the satisfaction of all requirements for the admission to listing on the New York Stock Exchange of NewCo shares.

The CNH Merger will be submitted for approval to the CNH shareholders at an extraordinary meeting of shareholders. The notice of call of the extraordinary CNH shareholders’ meeting will be disclosed pursuant to applicable law and regulation.

At its meeting today, the Board also finalized proposals to be put to the Company’s shareholders at its annual general meeting. Among the proposals was a recommendation that the shareholders re-elect the current directors. In addition, the Board will recommend that no regular dividend be paid in 2013 based upon 2012 financial results.

The Board also approved the CNH 2012 Statutory Accounts that will be presented to shareholders at the upcoming Annual General Meeting.

The Board’s recommendations are subject to the approval of shareholders at the upcoming Annual General Meeting.

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

###

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities. An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Industrial will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with Fiat Industrial. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, the risk that the expected cost savings and other synergies from the proposed business combination may not be fully realized, realized at all or take longer to realize than anticipated, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2011, filed by CNH with the SEC on February 29, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

2